EXHIBIT 4.3

ELIZABETH ARDEN, INC.
2011 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I. PURPOSE AND DEFINITIONS
1.01

Purpose. The Elizabeth Arden, Inc. 2011 Employee Stock Purchase Plan provides a convenient method of acquiring shares of stock of Elizabeth Arden, Inc. for persons eligible to participate. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code and shall be interpreted to that end, but is not intended to be subject to Section 401(a) of the Code or the Employee Retirement Income Security Act of 1974.

1.02

Definitions. A term defined in the Plan shall have the meaning ascribed to it wherever it is used herein unless the context indicates otherwise or such term is defined below. When used herein, the following terms shall have the respective meanings set forth below:

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board or any other committee designated by the Board to administer the Plan pursuant to Section 7.01 hereof.

"Company" means Elizabeth Arden, Inc.

"Designated Subsidiary" means a Subsidiary designated by the Committee to participate in the Plan in accordance with Section 2.01 hereof.

"Effective Date" means December 1, 2011.

"Eligible Compensation" for any pay period means, unless otherwise determined by the Committee, the amount of a Participant's base salary or regular wages for such period. Eligible Compensation does not include, without limitation, any payments for reimbursement of expenses and other non-basic payments, unless otherwise determined by the Committee.

"Eligible Employee" means an employee eligible to participate in the Plan pursuant to Section 2.03 hereof.

"Enrollment Form" has the meaning set forth in Section 2.04 hereof.

"Fair Market Value" per Share as of a particular date means (i) if Shares are then listed on a national stock exchange, the closing price per Share on the exchange on such date or for the last preceding date on which there was a sale of Shares on such exchange, as determined by the Committee, (ii) if Shares are not then listed on a national stock exchange, but are then traded on an established over-the-counter market, the average of the closing bid and ask prices for such Shares in such over-the-counter market on such date or for the last preceding date on which there was a sale of such Shares in such market, as determined by the Committee, or (iii) if Shares are not then listed on a national exchange or traded on an over-the-counter market, such value as the Committee in its discretion may in good faith determine; provided, that, if such Shares are listed or traded in accordance with clause (i) or (ii) above, but the Shares have not been traded for ten trading days the Committee may make a discretionary determination in accordance with clause (iii) above.

"Offering" means an offering of Shares by the Company pursuant to Section 4.02 hereof.

"Offering Date" means June 1st and December 1st of each year, unless otherwise provided by the Committee.

"Offering Period" means the six month period commencing on each Offering Date and ending on the next succeeding Purchase Date, unless otherwise provided by the Committee.

"Participant" means an Eligible Employee for whom payroll deductions are currently being made.

"Payroll Account" means a notional account maintained by the Company with respect to each Participant's payroll deductions as contemplated by Section 5.01 hereof.

"Plan" means this Elizabeth Arden, Inc. 2011 Employee Stock Purchase Plan, as it may from time to time be amended.

"Plan Administrator" means a brokerage firm selected by the Company to maintain the Stock Accounts and perform such other administrative duties relating to the Plan as the Company may deem advisable; provided, that, no delegation shall be permitted under the Plan that is prohibited by applicable law.

"Purchase Date" means the last trading day of each Offering Period, unless otherwise provided by the Committee.

"Purchase Price" means the price per Share as contemplated by Section 4.03 hereof.

"Shares" means shares of common stock of the Company, par value $0.01 per share, or any other class or kind of shares resulting from the application of Article 8 hereof.

"Stock Account" means an account or participant trust maintained by a brokerage firm selected by the Company with respect to each Participant as contemplated by Section 5.02 hereof.

"Subsidiary" means any corporation that is a "subsidiary corporation" with respect to the Company under Section 424(f) of the Code.

ARTICLE II. PARTICIPATION

2.01

Adoption by Subsidiaries. The Committee may authorize the adoption of the Plan by one or more Subsidiaries ("Designated Subsidiaries") from time to time, including Subsidiaries in nations other than the United States.

2.02

Foreign Subsidiaries. The Committee may set terms and conditions under this Plan that the Committee determines are necessary to comply with applicable foreign laws or advisable in light of such laws, as well as take any action it deems advisable to obtain approval of this Plan and its terms by an appropriate foreign governmental entity; provided that no such terms and conditions may be set nor action may be taken that would result in a violation of the United States laws applicable to the Company, including, without limitation, the Securities Exchange Act of 1934, as amended, or that would cause this Plan to fail to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

2.03

Eligibility to Participate. A person is an Eligible Employee and is eligible to participate in an Offering under the Plan if, as of the first day of such Offering, such person is (i) an employee of the Company or a Designated Subsidiary (determined under Treasury Regulation 1.421-1(h)) and (ii) customarily employed more than five (5) months per calendar year by the Company or its Designated Subsidiaries (as determined by reference to the Company's employment records).

Notwithstanding the foregoing, the Committee shall have the discretion to exclude from the Plan or any Offering one or more of the following categories of employees: (i) highly compensated employees within the meaning of Section 423(b)(4)(D) of the Code; (ii) employees who have been continuously employed by the Company or a Designated Subsidiary for a period of less than two (2) years; or (iii) employees who customarily work twenty (20) hours or less per week.

An employee of a Designated Subsidiary which ceases to be a Designated Subsidiary shall, automatically and without any further action, cease to be an Eligible Employee.

2.04

Participation Agreement. Participation in the Plan is voluntary with respect to each Offering. To participate in an Offering, a person must be an Eligible Employee and must complete a written or online enrollment form as specified by the Company ("Enrollment Form") authorizing payroll deductions from his or her paycheck. An individual's participation in the Plan will remain in effect through each consecutive Offering unless the Participant chooses to withdraw or becomes ineligible to participate in the Plan.

2.05

Termination of Participation. A Participant may withdraw at any time from any Offering by providing notice to the Company or the Plan Administrator, in such form as the Company may require. Participation will also end upon termination of a Participant's employment with the Company or a Designated Subsidiary for any reason (including due to death or disability). At such time the Company shall distribute to such former Participant (or, in the event of death, pursuant to Section 2.06) the balance in his or her Payroll Account as soon as practicable, but not later than thirty (30) days, following such termination.

2.06

Designation of Beneficiary. A Participant may, by notice to the Company or its designee, designate a person or persons to receive the value of his or her Payroll Account or Stock Account in the event of the Participant's death, in such form and manner as the Company may determine. A Participant may, by written notice to the Company during employment, alter or revoke such designation, subject always to any applicable law governing the designation of beneficiaries. Such notice shall be in such form and shall be executed in such manner as the Company may determine. If upon a Participant's death the Participant has not designated a beneficiary under the Plan or such beneficiary does not survive the Participant, the value of a Participant's Payroll Account or Stock Account shall be paid to his or her estate.

ARTICLE III. CONTRIBUTIONS

3.01

Payroll Deductions. A Participant may accumulate after-tax compensation to purchase Shares in an Offering by authorizing payroll deductions pursuant to an Enrollment Form, subject to such minimum and maximum limits (expressed in dollars or as a percentage of base salary or base wages) as the Committee may impose. Each Eligible Employee may elect a payroll deduction of 1% to 10% of Eligible Compensation from each paycheck paid during the Offering Period, in increments of 1% (i.e., 1%, 2%, 3%, etc.), unless otherwise provided by the Committee. Such payroll deductions shall be credited to a Participant's Payroll Account with respect to the Offering to which they relate. Payroll deductions for an Offering shall commence with the first paycheck a Participant receives during the related Offering Period and shall end with the last paycheck a Participant receives during the related Offering Period. Paychecks will be treated as having been received when they are sent out or otherwise distributed.

3.02	Alternative Contributions. Where payroll deductions are not permitted by applicable law in a jurisdiction outside of the United States, the Committee may permit contributions by alternate means.

3.03

Change in Rate or Suspension of Contributions. A Participant may increase or decrease the rate of his or her payroll deductions one (1) time during an Offering by notice to the Company or the Plan Administrator in such form and manner as the Company requires. In addition, a Participant may, at any time during an Offering, suspend his or her payroll deductions by written notice to the Company or Plan Administrator in such form and manner as the Company requires. Such change shall be effective as of the first pay period thereafter by which the Company is able to process the change.

ARTICLE IV. OPTIONS TO ACQUIRE SHARES

4.01

Shares Reserved for the Plan. The number of Shares available for issuance under the Plan shall be 1,000,000 with respect to the ten (10) years following the adoption of the Plan. Any Shares that are not actually purchased under the Plan for any reason shall remain available for purchase hereunder. In the event the number of Shares to be purchased by Participants during any Offering exceeds the number of Shares then available under the Plan, the Committee shall make a pro rata allocation of the Shares remaining available in such uniform manner as it shall determine to be equitable. Any excess cash amounts remaining in a Participant's Payroll Account as a consequence of the implementation of the provisions of this paragraph shall be returned to the Participant, without interest, as soon as is administratively feasible.

4.02

Offerings. On each Offering Date, the Company will offer Shares for purchase under the Plan beginning with the Offering Date of December 1, 2011. The Company may make additional Offerings for different periods, provided that no Offering shall extend for more than 27 months.

4.03

Options. Each Offering shall constitute an option to purchase whole Shares at a price per Share equal to eighty five percent (85%) of the lesser of (i) the Fair Market Value of a Share on the applicable Offering Date of such Offering or (ii) the Fair Market Value of a Share on the Purchase Date applicable to such Offering, or such greater amount as may be determined by the Committee, in its discretion.

4.04

Individual Maximum Share Amount. Subject to Section 423 of the Code, the maximum number of Shares that a Participant may purchase in any given Offering Period or for any given year shall be determined by the Committee; provided that:

(a)

in no event may a Participant purchase Shares or other securities under the Plan or other plans qualifying under Section 423 of the Code sponsored by the Company and its related corporations at a rate that exceeds $25,000 in Fair Market Value of the stock (determined on the Offering Date) with respect to any calendar year, and

	(b)	in no event shall a Participant be permitted to purchase more than 10,000 Shares during any Offering Period.

4.05

Purchase of Shares. Unless a Participant withdraws or becomes ineligible prior to the end of an Offering, the accumulated payroll deductions, and/or such alternative contributions as permitted by the Committee, deposited to his or her Payroll Account shall be automatically applied on the Purchase Date to purchase whole Shares to the extent feasible in accordance with the Offering. Such purchase shall be treated as the exercise of an option represented by the Offering. Any amount remaining in a Participant's Payroll Account after such purchase (i.e. the amount remaining in a Participant's Payroll Account due to a failure to purchase fractional Shares) shall be applied to the next Offering; provided that if the Participant is not a Participant for the next Offering Period, such remaining amount shall be returned to the Participant as soon as practicable, but not later than thirty (30) days, following the end of the applicable Offering Period. In the case of international Participants, any amount remaining in such Participant's Payroll Account after such purchase shall be returned to the Participant as soon as practicable, but not later than thirty (30) days, following the end of the applicable Offering Period. Subject to Section 3.02 hereof, a Participant is not entitled or permitted to make cash payments in lieu of payroll deductions to acquire Shares in an Offering. In no event shall any Shares be purchased pursuant to an Offering more than 27 months after the commencement of the Offering.

4.06

Source of Shares. Shares offered under the Plan may be authorized and issued Shares, authorized but unissued Shares or treasury Shares. Shares may be purchased directly from the Company or by the Plan Administrator pursuant to directions from the Committee. If the Plan Administrator acquires Shares pursuant to an open market transaction, such purchase shall be made at the market price prevailing on the applicable exchange.

4.07

Restriction on 5% Owners. No employee shall be granted the right to purchase Shares under the Plan if, immediately after such purchase, such employee would possess stock having five percent (5%) or more of the total combined voting power of all classes of stock of the Company or any of its parent or subsidiary corporations, determined by applying the stock ownership rules of Section 424(d) of the Code.

4.08

Prohibition Against Assignment. A Participant's right to purchase Shares under the Plan is exercisable only by the Participant during the Participant's lifetime and may not be sold, pledged, assigned, surrendered or transferred in any manner other than by will or the laws of descent and distribution. Any attempt to sell, pledge, assign, surrender or transfer such rights shall be void and shall automatically cause any purchase rights held by the Participant to be terminated. In such event, the Company or the Plan Administrator may refund in cash, without interest, all contributions credited to a Participant's Account.

ARTICLE V. ACCOUNTS

5.01

Establishment of Payroll Accounts. The Company shall maintain a separate notional Payroll Account for each Participant to record the amount of payroll deductions with respect to each Offering. All funds held by the Company under the Plan shall not be segregated from other corporate funds (except that the Company may in its discretion establish a separate bank or investment account in its own name) and may be used by the Company for any corporate purpose. No interest or other earnings shall be credited to any contributions to a Payroll Account under the Plan.

5.02

Custody of Shares. All Shares purchased as provided in Section 4.05 shall be initially maintained in separate Stock Accounts for the Participants by the Plan Administrator. The Company shall deliver the Shares to the Stock Account as soon as reasonably practicable after the close of the applicable Purchase Date. A Participant shall be free to undertake a disposition (as that term is defined in Section 424 of the Code) of the Shares in his or her Stock Account at any time, whether by sale, exchange, gift or other transfer of legal title, but, in the absence of such a disposition of such Shares, unless otherwise provided by the Committee, the Shares must remain in the Participant's Stock Account with the Plan Administrator until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to those Shares for which the Section 423(a) holding period has been satisfied, the Participant may, without limitation, move those Shares to another brokerage account of the Participant's choosing or request that a stock certificate be issued and delivered to him or her. The Plan Administrator may require, in its sole discretion, that the Participant bear the cost of transferring such Shares or issuing Shares.

5.03	Voting of Shares. A Participant shall direct the Plan Administrator as to how to vote the Shares credited to his or her Stock Account following the purchase of such Shares.

ARTICLE VI. DISBURSEMENTS FROM ACCOUNT

6.01

Withdrawal of Contributions. Upon a Participant's withdrawal from any Offering, all or any designated portion of the contributions credited to a Participant's Payroll Account with respect to such Offering shall be disbursed, without interest, to the Participant (or, in the event of death, pursuant to Section 2.06).

6.02

Withdrawal of Shares. Subject to Section 5.02, a Participant may at any time withdraw all or any number of whole Shares credited to his or her Stock Account under the Plan by directing the Plan Administrator to cause his or her Shares to be (i) transferred to another brokerage account of the Participant's choosing or issued as certificates in his or her name (subject to the charges described in Section 7.03) or (ii) sold and the net proceeds (less applicable commissions and other charges) distributed in cash to the Participant as described in Section 6.03 hereof.

6.03

Sale of Shares. If a Participant elects to receive the proceeds from the sale of his or her Shares, the amount payable shall be determined by the Plan Administrator on the date of sale, less any applicable commissions, fees and charges. The Plan Administrator, acting on a Participant's behalf, shall take such action as soon as practicable, but in no event later than five (5) business days after receipt of notification from the Participant. The Company assumes no responsibility in connection with such transactions, and all commissions, fees or other charges arising in connection therewith shall be borne directly by the Participant. The amount thus determined shall be paid in a lump sum to the Participant.

6.04

Unpaid Leave of Absence. Unless a Participant has voluntarily withdrawn his or her contributions from the Plan, Shares will be purchased with contributions to his or her Payroll Account on the last day of the Offering next following commencement of an unpaid leave of absence by such Participant provided such leave does not constitute a termination of employment. The number of Shares to be purchased will be determined by applying to the purchase the amount of the Participant's contributions made up to the commencement of such unpaid leave of absence. Upon the termination of a Participant's unpaid leave of absence and the Participant's return to work at the Company, payroll deductions and alternative contributions shall resume at the rate in effect at the commencement of the unpaid leave of absence.

ARTICLE VII. ADMINISTRATION AND EXPENSES

7.01

Committee. The Plan shall be administered by the Committee, which shall have full and exclusive power to interpret and administer the Plan. The Committee shall have full and exclusive power to adopt rules, forms, instruments, and guidelines for administering the Plan as the Committee deems necessary or proper. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals. The acts of a majority of the members present at any meeting of the Committee at which a quorum is present, or acts approved in writing by a majority of the entire Committee or as otherwise required by the Committee charter, shall be the acts of the Committee for purposes of the Plan. No member of the Committee may act as to matters under the Plan specifically relating to such member.

The Committee may delegate to one or more of its members, one or more officers of the Company or any Designated Subsidiary, and one or more agents or advisors such administrative duties or powers as it may deem advisable; provided that no delegation shall be permitted under the Plan that is prohibited by applicable law.

7.02	Expenses for Purchase of Shares. The Company shall pay brokerage commissions, fees and other charges, if any, incurred for purchases of Shares with payroll deductions made under the Plan.

7.03

Expenses to Sell or Transfer Shares. All brokerage commissions, fees or other charges in connection with any sale or other transfer of Shares shall be paid by the Participant. In addition, any charges by the Plan Administrator in connection with a Participant's request to have certificates representing Shares registered in his or her name shall be paid by the Participant.

7.04

Post-Termination Expenses. Upon a Participant's termination of employment or his or her withdrawal from the Plan for any other reason, all commissions, fees and other charges thereafter relating to the Participant's Stock Account will be the Participant's responsibility.

7.05

Exchange Rate Risk. Contributions of Participants who are: (i) employed by a Designated Subsidiary of the Company located outside of the United States, (ii) paid in foreign currency and (iii) contributed in foreign currency to the Plan (whether through payroll deductions or alternative contributions), will be converted to U.S. dollars at an exchange rate determined in the manner prescribed by the Committee. Each such Participant shall bear the risk of currency exchange fluctuations between the date on which contributions are converted to U.S. dollars and the day Shares are purchased pursuant to Section 4.05 of the Plan. In no event shall any exchange rate conversion cause the purchase price of any Share to fall below the price determined pursuant to Section 4.03 of the Plan.

ARTICLE VIII. MERGERS AND OTHER SHARE ADJUSTMENTS

8.01

Mergers or Other Consolidations. In the event that the Company is a party to a sale of all or substantially all of its assets, a merger or consolidation, outstanding options to purchase Shares under the Plan shall be subject to the agreement of sale, merger or consolidation. Such agreement, without the consent of any Participant, may provide for:

	(a)	the continuation of such outstanding options by the Company (if the Company is the surviving corporation);

	(b)	the assumption of the Plan and such outstanding options by the surviving corporation or its parent;

(c)

the substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding options, including the substitution of shares of common stock of the surviving corporation or its parent with such appropriate adjustments so as not to enlarge or diminish the rights of Participants;

	(d)	the cancellation of such outstanding options without payment of any consideration other than the return of contributions credited to Participants' Payroll Accounts, without interest; or

(e)

the shortening of any Offering then in progress by setting a new Purchase Date (the "New Purchase Date"). The New Purchase Date shall be before the date of the proposed sale, merger or consolidation. Each Participant will be notified in writing that the last day of the Offering has been changed to the New Purchase Date and that the applicable number of Shares will be purchased automatically on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Plan as provided in Section 6.01.

8.02

Adjustments to Shares or Options. In the event of a subdivision of the outstanding common stock, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the fair market value of the Shares, a combination or consolidation of the outstanding Shares into a lesser number of Shares, a recapitalization, a spin-off, a reclassification or a similar occurrence, the Board shall make appropriate adjustments so as not to enlarge or diminish the rights of Participants, in one or more of (i) the number of Shares available for purchase under the Plan, (ii) the number of Shares subject to purchase under outstanding options, or (iii) the purchase price per Share under each outstanding option.

8.03

Shares No Longer Listed or Traded. Notwithstanding any other provision of the Plan, if the Common Stock ceases to be listed or traded, as applicable, on a national stock exchange or over-the-counter market, then, in the discretion of the Committee, (i) the balance in the Participant's Payroll Account not theretofore invested may be refunded, without interest, to the Participant, and such Participant shall have no further rights or benefits under the Plan, (ii) an amount equal to the product of the Fair Market Value of a Share on the date of such event multiplied by the number of Shares such Participant would have been able to purchase with the balance of his or her Payroll Account on such event if it were a Purchase Date may be paid to the Participant, and such Participant shall have no further rights or benefits under the Plan, or (iii) the Plan may be continued without regard to the application of this sentence.

ARTICLE IX. AMENDMENT AND TERMINATION

9.01

Authority. The Board may at any time terminate or amend the Plan in any respect, including, but not limited to, terminating the Plan prior to the end of an Offering Period or reducing the term of an Offering Period; provided that the Plan may not be amended in any way that would cause the Plan, if such amendment were not approved by the Company's shareholders, to fail to comply with (i) the requirements for employee stock purchase plans under Section 423 of the Code or (ii) any other requirement of applicable law or regulation, unless and until shareholder approval is obtained.

9.02	Termination of the Plan. This Plan shall terminate at the earliest to occur of:

	(a)	the tenth anniversary following shareholder approval of the Plan;

	(b)	the date the Board acts to terminate the Plan in accordance with paragraph 9.01; and

	(c)	the date when the total number of Shares to be offered under this Plan, as set forth in Paragraph 4.01, have been purchased.

9.03

Distributions on Plan Termination. Upon termination of the Plan at the end of an Offering, Shares shall be issued to Participants, and cash, if any, remaining in the Payroll Accounts of the Participants, shall be refunded, without interest, to them as soon as practicable, but not later than thirty (30) days, following such Plan termination. Upon termination of the Plan prior to the end of an Offering, all amounts not previously applied to the purchase of Shares shall be distributed to the Participants, as if the Plan had terminated at the end of an Offering.

ARTICLE X. MISCELLANEOUS

10.01

Title of Stock Accounts. Each Stock Account shall be in the name of the Participant or, if permitted by the Committee and the Participant so indicates on the appropriate form, in his or her name jointly with another person, with right of survivorship. If permitted by the Committee, a Participant who is a resident of a jurisdiction that does not recognize such a joint tenancy may have a Stock Account in his or her name as tenant in common with another person without right of survivorship.

10.02

No Employment Rights. The Plan shall not be deemed to constitute a contract of employment between the Company or any Designated Subsidiary and any Participant, nor shall it interfere with the right of the Company or any Designated Subsidiary to terminate a Participant and treat a Participant without regard to the effect which such treatment might have upon such Participant under the Plan.

10.03

Tax Withholding; Disqualifying Dispositions. Notwithstanding any other provision of the Plan, the Company or the Designated Subsidiary shall withhold from amounts to be paid to a Participant as wages, any applicable Federal, state or local withholding or other taxes which it is from time to time required by law to withhold. If Shares acquired under the Plan are disposed of in a disposition that does not satisfy the holding period requirements of Section 423(a) of the Code, such Participant shall notify the Company in writing as soon as practicable thereafter of the date and terms of such disposition and, if the Company (or any Designated Subsidiary) thereupon has a tax-withholding obligation, shall pay to the Company (or such Designated Subsidiary) an amount equal to any withholding tax the Company (or Designated Subsidiary) is required to pay as a result of the disqualifying disposition or satisfy such obligation by such other arrangements as may be permitted by the Company.

10.04

Governmental Regulations; Further Assurances. The Plan, and the grant and exercise of the rights to purchase Shares hereunder, and the Company's obligation to sell and deliver Shares upon the exercise of rights to purchase Shares, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company shall not be required to issue or deliver any certificates for Shares prior to the completion of any registration or qualification of such Shares under, and the obtaining of any approval under or compliance with, any state or federal law, or any ruling or regulation of any government body which the Company shall, in its sole discretion, determine to be necessary or advisable. Certificates for Shares issued hereunder may be legended as the Committee may deem appropriate.

Each Participant shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Participants pursuant to the Plan.

10.05	Effective Date of the Plan. The Plan shall be effective as of the Effective Date, or, if later, the date the Plan is approved by the shareholders of the Company.

10.06	Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Florida and without regard to the conflict of laws principles of such state.

This Plan was duly adopted and approved by the Board of Directors of the Company at a meeting held on August 9, 2011.